EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 7, 2010	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN EARNINGS FOR THE FIRST QUARTER OF 2010

Glen Head, New York, May 7, 2010 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) earned $.63 per share in the first quarter of 2010, an increase of 9 cents, or 17%, over $.54 per share earned in the same quarter last year.  Net income increased by $677,000, or 17%, from $3,928,000 for the first quarter of 2009 to $4,605,000 for the current quarter.  Returns on average assets (“ROA”) and equity (“ROE”) were 1.13% and 15.56%, respectively, for the first quarter of 2010 as compared to 1.27% and 15.16% for the same quarter last year.

Earnings grew primarily due to growth in loans and tax-exempt securities and, to a much lesser extent, growth in taxable securities. Loan growth occurred as part of management’s efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet. The American Recovery and Reinvestment Act of 2009 made it possible to purchase certain tax-exempt securities at what management believes to be attractive yields without the usual limitations imposed by the federal alternative minimum tax.  The growth in taxable securities was principally in short duration mortgage securities.  While not a significant contributor to current earnings, these securities will generally pay down quickly and thus enhance the Bank’s liquidity position and protect the Bank’s earnings in the event of an increase in interest rates.  Also contributing to first quarter earnings growth was $566,000 in gains recognized on the sale of approximately $10.5 million of available-for-sale securities.  The proceeds of the sale were primarily used to repay short-term borrowings.

When comparing average balances for the first quarter of 2010 to the same quarter last year, total loans grew by $175.8 million, or 26.6%, tax-exempt securities grew by $73.4 million, or 50.8%, and taxable securities grew by $143.9 million, or 37.1%.  Growth in these asset categories was funded by an increase in average total deposits of $395.6 million, or 43.5%. The loan growth principally occurred in what management considers to be lower risk loan categories including multifamily commercial mortgages, owner occupied commercial mortgages, and first lien residential mortgages having terms generally between ten and fifteen years.  By contrast, management considers construction and land development loans to be high risk and has purposely not grown this category.  With respect to deposit growth, significant contributing factors were new branch openings and expansion of existing branches, deposit rate promotions, competitively priced deposit products, and what is believed to be a high level of customer service.

The positive impact on earnings of the factors described above was partially offset by a $946,000 increase in the provision for loan losses.  The increase is primarily due to management’s current assessment of national and local economic conditions, the reversal of $300,000 of impairment reserves in the first quarter of 2009 and more loan growth in the first quarter of 2010 than 2009.  The Bank’s allowance for loan losses at March 31, 2010 is $11.1 million, or 1.30% of gross loans, compared to $10.3 million, or 1.25% of gross loans, at year-end 2009.  Going forward, management will continue to carefully assess the adequacy of the Bank’s allowance for loan losses in light of a variety of factors including national and local economic conditions and the specific composition and characteristics of the Bank’s loan portfolio.  Depending on this assessment, and absent any significant increase in identified problem loans, management may continue to increase the Bank’s allowance for loan losses relative to gross loans.

The credit quality of the Bank’s loan portfolio remains excellent as evidenced by, among other things, a very low level of delinquent and nonaccrual loans.  Total delinquent loans amounted to $2.8 million at March 31, 2010, comprised of nonaccrual loans of $1.8 million and loans past due 30 to 89 days of $1.0 million.  The credit quality of the Bank’s securities portfolio also remains excellent.  All of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms, and 96% of these securities and underlying mortgages represent full faith and credit obligations of the U.S. government.  The remainder of the Bank’s securities portfolio consists principally of municipal securities rated A or better by major rating agencies.

The Bank’s ratio of capital to assets trended down in 2009 and thus far in 2010 due to balance sheet growth.  Management believes that it is desirable to rebuild the Bank’s capital ratio in light of the unfavorable economic climate and its future growth plans.  Accordingly, during the first quarter of this year management reduced the overall size of the Bank’s balance sheet by paying down short-term borrowings, slowed commercial mortgage loan growth, was less assertive in terms of deposit pricing and promotions and discontinued share repurchases. Management is currently exploring additional tactics to increase the Bank’s capital ratio, which could include, among others, a further reduction in the Bank’s total assets, changing the Corporation’s historical dividend trend, raising capital, or some combination of these measures.

The Bank opened a full service branch in Sea Cliff, Long Island in January 2010, another full service branch in Cold Spring Harbor, Long Island in March 2010, and plans to open additional full service branches in East Meadow and Bellmore, Long Island later in the year.  Continued branch expansion in targeted markets on Long Island and in Manhattan remains a key long-term strategic initiative.

BALANCE SHEET INFORMATION

	3/31/10	12/31/09
	(in thousands)

Total Assets	$1,653,235	$1,675,169

Loans:
Commercial and industrial	46,064	48,891
Secured by real estate:
Commercial mortgages	414,261	409,681
Residential mortgages	275,226	248,888
Home equity	107,569	109,010
Construction and land development	3,025	3,050
Other	4,957	5,763
	851,102	825,283
Net deferred loan origination costs	2,520	2,383
	853,622	827,666
Allowance for loan losses	(11,114)	(10,346)
	842,508	817,320
Investment Securities:
U.S. government agencies	10,011	5,008
State and municipals	226,311	212,388
Pass-through mortgage securities	121,653	143,304
Collateralized mortgage obligations	367,275	407,073
	725,250	767,773
Deposits:
Checking	354,595	333,853
Savings and money market	624,235	634,913
Time	322,925	308,784
	1,301,755	1,277,550

Borrowed Funds	222,098	273,407

Stockholders' Equity	121,490	116,462

INCOME STATEMENT INFORMATION

	Three Months Ended
	3/31/10	3/31/09
	(in thousands, except per share data)

Net Interest Income	$13,629	$11,591
Provision For Loan Losses (Credit)	778	(168)
Net Interest Income After Loan
Loss Provision (Credit)	12,851	11,759

Noninterest Income	2,161	1,576
Noninterest Expense	8,977	8,259
Income Before Income Taxes	6,035	5,076
Income Tax Expense	1,430	1,148
Net Income	$4,605	$3,928

Earnings Per Share:
Basic	$.64	$.55
Diluted	$.63	$.54

Cash Dividends Declared Per Share	$.20	$.18

Net Interest Margin	3.78%	4.21%

ASSET QUALITY INFORMATION

	3/31/10	12/31/09
	(dollars in thousands)

Loans past due 30 through 89 days and still accruing	$1,046	$2,057
Loans past due 90 days or more and still accruing	-	-
Nonaccrual loans	1,799	432
Troubled debt restructurings	668	200
Foreclosed real estate	-	-
	$3,513	$2,689

Allowance for loan losses	$11,114	$10,346
Allowance for loan losses as a percentage of total loans	1.30%	1.25%
Allowance for loan losses as a multiple of nonaccrual loans	6.2	23.9

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2010.  The Form 10-Q will be available on or before May 10, 2010 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.